CONSENT OF GEOFF RICKS

The undersigned hereby consents to the references to, and the information derived from, the report titled “Kiaka Gold Project Prefeasibility Study” dated May 23, 2012, and to the references, as applicable, to the undersigned's name included in or incorporated by reference in the Annual Report on Form 40-F being filed by B2Gold Corp., dated March 27, 2015, which is also being incorporated by reference into the registration statements on Form S-8 (No. 333-192555 and No. 333-200228) of B2Gold Corp.

/s/ Geoff Ricks
Geoff Ricks
March 27, 2015